UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Tudou Holdings Limited (the “Issuer”)

(Name of Issuer)

Class B ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

89903T107

(CUSIP Number)

March 19, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89903T 107	Page 2 of 5

1	NAMES OF REPORTING PERSONS Chi Sing Ho
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,379,691[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,379,691[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,379,691[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]

Including 8,127,384 shares of which the record owner is IDG Technology Venture Investment III, L.P. and 2,252,307 shares of which the record owner is IDG Technology Venture Investment IV, L.P. The general partner of IDG Technology Venture Investment III, L.P. is IDG Technology Venture Investment III, LLC. The general partner of IDG Technology Venture Investment IV, L.P. is IDG Technology Venture Investment IV, LLC. Chi Sing Ho and Quan Zhou are managing members of IDG Technology Venture Investment III, LLC and IDG Technology Venture Investment IV, LLC. By virtue of acting together to direct the management and operations of the general partners of each of the above record owners, Chi Sing Ho and Quan Zhou may be deemed to have shared voting and dispositive power with respect to these shares

[2]

Based on 104,512,229 Class B ordinary shares, reported as outstanding immediately after the initial public offering by the Issuer in its prospectus dated August 16, 2011 and filed with the SEC on August 17, 2011.

SCHEDULE 13G

CUSIP No. 89903T 107		Page 3 of 5 Pages

Item 1	(a)	Name of Issuer:

Tudou Holdings Limited

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

Building No. 6, X2 Creative Park 1238 Xietu Road, Xuhui District Shanghai 200032 People’s Republic of China

Item 2	(a)	Name of Person Filing:

Chi Sing Ho

On March 19, 2012, Chi Sing Ho replaced Patrick J. McGovern as one of the two managing members of each of IDG Technology Venture Investment III, LLC and IDG Technology Venture Investment IV, LLC. IDG Technology Venture Investment III, LLC. is the general partner of IDG Technology Venture Investment III, L.P. IDG Technology Venture Investment IV, LLC is the general partner of IDG Technology Venture Investment IV, L.P. Both IDG Technology Venture Investment III, L.P. and IDG Technology Venture Investment IV, L.P. are the record owners of the ordinary shares of the Issuer reported in this filing. The other managing member of IDG Technology Venture Investment III, LLC and IDG Technology Venture Investment IV, LLC is Quan Zhou, who may be deemed to have shared voting and dispositive power over the ordinary shares reported in this filing with Chi Sing Ho. Each of Chi Sing Ho and Quan Zhou disclaims the beneficial ownership of the shares reported in this filing except to the extent of his pecuniary interest therein.

Quan Zhou, IDG Technology Venture Investment III, L.P., IDG Technology Venture Investment III, LLC, IDG Technology Venture Investment IV, L.P., and IDG Technology Venture Investment IV, LLC jointly filed a Schedule 13G in relation to the shares reported in this filing on March 29, 2012.

Item 2	(b)	Address of Principal Business Office or, If None, Residence; Citizenship

For reporting person: c/o IDG VC Management Ltd. Unit 1509, The Center 99 Queen’s Road Central, Hong Kong

Item 2	(c)	Citizenship

Chi Sing Ho is a citizen of Canada.

Item 2	(d)	Title of Class of Securities:

Class B ordinary shares, par value $0.0001 per share

Item 2	(e)	CUSIP Number:

89903T 107

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

SCHEDULE 13G

CUSIP No. 89903T 107		Page 4 of 5 Pages

Item 4.	Ownership

The information for reporting person contained in Items 5-11 of the cover page is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 89903T 107		Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2012

CHI SING HO

/s/ Chi Sing Ho